Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT, 50350 KUALA LUMPUR, MALAYSIA
TEL: 603-26914122 FAX: 603-26987398

02 AUG 23 AM 9:47

LETTER FOR MAINTENANCE OF EXEMPTION

23rd August 2002

02049561

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 1-202-942-9624 / 9638
No. of Pages : 2

PROCESSED
SEP 06 2002
THOMSON FINANCIAL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

Enclosed is a copy of the following document submitted to you in order to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

1. public announcement in relation to the receipt of a letter of intent on the award of the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project - released on 23rd August 2002.

We also confirm that the Schedule of Information included in our initial submission has not changed.

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

9/4

Encl.

c.c. Mr. Andres Estay
The Bank of New York

Fax: (212) 571-3050

/ggk/ADR

Form Version 2.0

General Announcement

Submitted by S DARBY on 23-08-2002 05:04:24 PM
Reference No SD-020820-65464

	Submitting Merchant Bank (If applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **SIME DARBY BERHAD**
*	Stock name	: **SIME**
*	Stock code	: **4197**
*	Contact person	: **Nancy Yeoh Poh Yew**
*	Designation	: **Group Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

The Malaysia-China Hydro Joint Venture
Receipt of Letter of Intent on the award of the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project

* **Contents :-**

Sime Darby Berhad ("Sime Darby") wishes to announce that the Malaysia-China Hydro Joint Venture ("the MCH JV"), which is led by Sime Darby's wholly-owned subsidiary, Sime Engineering Sdn. Bhd. ("SESB"), had, on 22nd August 2002, received a letter of intent from Sarawak Hidro Sdn. Bhd. on the award of the CW2 Package (Main Civil Works) for the Bakun Hydroelectric Project. The parties to the MCH JV and their interests therein are as follows:-

1. China National Water Resources and Hydropower Engineering Corporation (30% of the MCH JV)

2. the Sime Joint Venture (70% of the MCH JV), comprising:-

   i. SESB (51% of the Sime Joint Venture)

   ii. Edward & Sons (EM) Sdn. Bhd. (5% of the Sime Joint Venture)

   iii. the WMAI Joint Venture (44% of the Sime Joint Venture), comprising:-

      a. WCT Engineering Berhad (25% of the WMAI Joint Venture)
      b. MTD Capital Berhad (25% of the WMAI Joint Venture)
      c. Ahmad Zaki Resources Berhad (25% of the WMAI Joint Venture)
      d. Syarikat Ismail Ibrahim Sdn. Bhd. (25% of the WMAI Joint Venture)

SESB is involved in the provision of engineering, project and construction management and other specialised services relating to the petroleum and power generation industries. The Joint Venture Agreement between the parties was executed on 12th June 2002. Details of the other joint venture partners are as follows:-

1. Edward & Sons (EM) Sdn. Bhd. is a Sarawak-based company with experience in construction, procurement and local Sarawakian trade.

2. WCT Engineering Berhad is a public listed company with experience in civil engineering, specialising in earthworks, highway construction, related infrastructure works and property development.

3. MTD Capital Berhad is a public listed company with experience in tolled highways and civil engineering, specialising in the construction of highways and bridges, building works and property development.

4. Ahmad Zaki Resources Berhad is a public listed company with experience in civil, structural, building and infrastructure works.

5. Syarikat Ismail Ibrahim Sdn. Bhd. is a company with experience in civil, structural, building and infrastructure works.

6. China National Water Resources and Hydropower Engineering Corporation is a company incorporated in the Peoples' Republic of China, with experience in turnkey contracts for water resources and hydropower projects, engineering, consulting, manufacture of plant and equipment, and design and construction of civil engineering projects.

The Bakun Hydroelectric Dam, which will be located on the Balui River in Sarawak, Malaysia, will have an ultimate installed capacity of 2400 MW comprising 3 x 300MW in the first phase and 5 x 300 MW in future phases.

The CW2 Package is for the supply of materials and the construction of the main dam, spillway, intake, penstocks, bottom outlet works, powerhouse, hydraulic gates, stoplogs, cranes and associated electrical and mechanical installation. The fixed lump sum contract price of the package is RM1,788,000,000. The intended award of the contract is conditional upon terms and conditions to be agreed upon.

The project works will be undertaken over a period of 59.5 months and, as such, the intended award of the CW2 Package is not expected to have a material effect on the earnings or net tangible assets of the Sime Darby Group for the financial year ending 30th June 2003. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the intended award of the contract.

This announcement is dated 23rd August 2002.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement: